FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



IMH Assets Corp.	**0001017447**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 5, 2005, Series 2005-4	**333-117817**

Name of Person Filing the Document
(If Other than the Registrant)




05054443



PROCESSED
MAY 12 2005
THOMSON
FINANCIAL



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IMH ASSETS CORP.

By: /s/ Richard J. Johnson
Name: Richard Johnson
Title: Chief Financial Officer

Dated: May 5, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Part I of II

New Issue Computational Materials

$[1,922,316,000] *(Approximate)*

Impac CMB Trust Series 2005-4

Collateralized Asset-Backed Bonds, Series 2005-4


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

April 21, 2005

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$[1,922,316,000] *(Approximate)*

Characteristics of the Bonds (1)(2)

Class (1)	Original Principal Balance (4)	Coupon	Tranche Type	WAL to call (years) (6)	Principal Window (mos.)(6)	Last Scheduled Payment Date	Expected Ratings (S&P/Mdy's)
1-A-1	$1,247,829,000	(3)(5)	Super Senior	**2.21**	54	6/25/35	AAA/Aaa
1-A-2	$138,648,000	(3)(5)	Support Senior	**2.21**	54	6/25/35	AAA/Aaa
1-A-IO	*$1,800,000,000*	1.000%	NAS IO	**N/A**	8	6/25/35	AAA/Aaa
1-M-1	$162,956,000	(3)(5)	Mezzanine	**2.21**	54	6/25/35	AA+/Aa1
1-M-2	$84,629,000	(3)(5)	Mezzanine	**2.21**	54	6/25/35	AA/Aa2
1-M-3	$45,015,000	(3)(5)	Mezzanine	**2.21**	54	6/25/35	AA-/Aa3
1-M-4	$27,009,000	(3)(5)	Mezzanine	**2.21**	54	6/25/35	A+/A1
1-M-5	$28,810,000	(3)(5)	Mezzanine	**2.21**	54	6/25/35	A/A2
1-M-6	$22,508,000	(3)(5)	Mezzanine	**2.21**	54	6/25/35	A-/A3
1-B-1	$25,209,000	(3)(5)	Subordinate	**2.21**	54	6/25/35	BBB/Baa2
1-B-2	$18,006,000	(3) (5)	Subordinate	**2.21**	54	6/25/35	BBB-/Baa3
	$1,800,619,000						
2-A-1	$62,027,000	(4)(5)	Super Senior	**4.30**	83	6/25/35	AAA/Aaa
2-A-2	$13,336,000	(4)(5)	Support Senior	**4.30**	83	6/25/35	-- / Aaa
2-M-1	$7,443,000	(4)(5)	Mezzanine	**4.30**	83	6/25/35	-- / Aa2
2-M-2	$11,165,000	(4)(5)	Mezzanine	**4.30**	83	6/25/35	-- / A2
2-B-1	$17,368,000	(4)(5)	Subordinate	**4.30**	83	6/25/35	-- / Baa2
2-B-2	$10,358,000	(4)(5)	Subordinate	**4.30**	83	6/25/35	-- / Baa3
	$121,697,000						
Total	**$1,922,316,000**						

Notes:

(1) The Class 1-A-1, Class 1-A-2 and Class 1-A-IO Bonds (together, the "Class 1-A Bonds"); the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5 and Class 1-M-6 Bonds (collectively, the "Class 1-M Bonds"); the Class 1-B-1 Bonds and Class 1-B-2 Bonds (together, the "Class 1-B Bonds" and, collectively with the Class 1-A Bonds and the Class 1-M Bonds, the "Group 1 Bonds") are backed primarily by the cash flows from the Group 1 Mortgage Loans; the Class 2-A-1 Bonds and Class 2-A-2 Bonds (together, the "Class 2-A Bonds"); the Class 2-M-1 Bonds and Class 2-M-2 Bonds (together, the "Class 2-M Bonds"); the Class 2-B-1 Bonds and Class 2-B-2 Bonds (together, the "Class 2-B Bonds" and, collectively with the Class 2-A Bonds and the Class 2-M Bonds, the "Group 2 Bonds") are backed primarily by the cash flows from the Group 2 Mortgage Loans. Under limited circumstances, as described under the "Group 1 Priority of Payments" and "Group 2 Priority of Payments" herein, cash flows from one loan group may be used to cover Realized Losses in the other loan group.

(2) The Bond balances are subject to a +/-5% variance.

(3) The Group 1 Bonds (other than the Class 1-A-IO Bonds) are subject to a cap equal to the lesser of (i) 11.00% and (ii) the applicable Available Funds Rate (as described below).

(4) The Group 2 Bonds are subject to a cap equal to the lesser of (i) 10.25% and (ii) the applicable Available Funds Rate (as described below).

(5) The Bonds will be priced to call. In the event that an optional clean-up call does not occur on the earliest possible date, (i) the margin for the Class 1-A-1, Class 1-A-2, Class 2-A-1 and Class 2-A-2 Bonds will double, and (ii) the margin for the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-B-1, Class 1-B-2, Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds will increase by 1.5x.

(6) Based on the collateral prepayment assumptions described under "Pricing Prepayment Speed" herein, and priced to call.

Trust:	Impac CMB Trust Series 2005-4.
Seller:	Impac Mortgage Holdings, Inc. or an affiliate thereof.
Depositor:	IMH Assets Corp.
Master Servicer:	IMH Funding Corporation.
Sub-Servicers:	Countrywide Home Loans Servicing LP will act as initial sub-servicer with respect to approximately [79.22]% of the Group 1 Mortgage Loans. Wells Fargo Bank, N.A. will act as initial sub-servicer with respect to approximately [20.78]% of the Group 1 Mortgage Loans. On or about [July 1, 2005], the sub-servicing of the Group 1 Mortgage Loans (other than the Group 1 Mortgage Loans that are sub-serviced by Wells Fargo Bank, N.A. and approximately [1.07]% of the Group 1 Mortgage Loans comprised of fixed-rate, second-lien residential mortgage loans which will continue to be serviced by Countrywide Home Loans Servicing LP) will transfer to GMAC Mortgage Corporation. Midland Loan Services, Inc. will sub-service the Group 2 Mortgage Loans.
Lead Manager:	Bear, Stearns & Co. Inc.
Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated and Countrywide Securities Corporation.
Indenture Trustee:	Deutsche Bank National Trust Company.
Swap Counterparty:	[____________________]. The Swap Counterparty will be rated at least "A" by Standard and Poor's and at least "A2" by Moody's Investors Service.
Owner Trustee:	Wilmington Trust Company.
Bonds:	The Bonds will consist of (i) the Class 1-A-1 Bonds, Class 1-A-2 Bonds, Class 1-A-IO Bonds, Class 1-M-1 Bonds, Class 1-M-2 Bonds, Class 1-M-3 Bonds, Class 1-M-4 Bonds, Class 1-M-5 Bonds, Class 1-M-6 Bonds, Class 1-B-1 Bonds and Class 1-B-2 Bonds (collectively, the "Group 1 Bonds") and (ii) the Class 2-A-1 Bonds, Class 2-A-2 Bonds, Class 2-M-1 Bonds, Class 2-M-2 Bonds, Class 2-B-1 Bonds and Class 2-B-2 Bonds (collectively, the "Group 2 Bonds).
Certificates:	The Trust will also issue Certificates representing the beneficial ownership interest in the Trust. The Certificates are not offered hereby.
Registration:	Book-Entry form, same day funds through DTC, Clearstream and Euroclear.
Tax Status:	For federal income tax purposes, the Bonds will be characterized as indebtedness.

ERISA Eligibility:	The Bonds are expected to be eligible for purchase by or on behalf of employee benefit plans subject to the Employee Retirement Income Security Act of 1974 and plans subject to Section 4975 of the Internal Revenue Code of 1986, subject to certain conditions.
SMMEA Treatment:	The Bonds will not constitute "mortgage related securities" for purposes of SMMEA.
Sample Pool Calculation Date:	April 1, 2005.
Cut-off Date:	For each Mortgage Loan delivered to the Trust on the Closing Date, the later of April 1, 2005 or the origination date of such Mortgage Loan. The Trust will be entitled to all payments due after April 1, 2005.
Expected Closing Date:	May 6, 2005.
Payment Date:	The 25th day of each month (or, if such day is not a business day, the next succeeding business day) commencing in May 2005.
Accrued Interest:	The price to be paid by investors on the Closing Date for the Bonds (other than the Class 1-A-IO Bonds) will not include accrued interest. The Bonds (other than the Class 1-A-IO Bonds) will settle flat. The price to be paid by investors for the Class 1-A-IO Bonds will include interest up to, but not including, the Closing Date.
Accrual Period:	With respect to any Payment Date and each class of Bonds (other than the Class 1-A-IO Bonds), the period from the preceding Payment Date (or, in the case of the first Payment Date, from the Closing Date) through the day preceding such Payment Date. With respect to the Class 1-A-IO Bonds and any Payment Date, the calendar month preceding the month in which such payment date occurs.
Due Date:	With respect to each Mortgage Loan, the day of the month on which each scheduled monthly payment is due.

Optional Termination:

Subject to any restrictions set forth in the transaction documents, at its option, the holder of the certificates, or, if there is no single holder, the majority holder of the certificates, may purchase the Group 1 Bonds from the trust, effecting an early retirement of the Group 1 Bonds, on or after the earlier of (i) the Payment Date on which the aggregate stated principal balance of the Group 1 Mortgage Loans has been reduced to less than or equal to 20% of the sum of the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in April 2015.

Subject to any restrictions set forth in the transaction documents, at its option, the holder of the certificates, or, if there is no single holder, the majority holder of the certificates, may purchase the Group 2 Bonds from the trust, effecting an early retirement of the Group 2 Bonds, on or after the earlier of (i) the Payment Date on which the aggregate stated principal balance of the Group 2 Mortgage Loans has been reduced to less than or equal to 20% of the sum of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, and (ii) the Payment Date occurring in April 2015.

Pricing Prepayment Speed:

The Bonds will be priced based on (i) with respect to the Group 1 Mortgage Loans, 30% CPR; and (ii) with respect to the Group 2 Mortgage Loans, a prepayment vector which assumes no prepayments for the first 12 months after the origination date of such mortgage loan, 10% CPR on the second 12 month period, 15% CPR in the third 12 month period, 25% CPR in the fourth 12 month period and 30% CPR thereafter; provided, however, that with respect to $[7,880,000] of Group 2 Mortgage Loans, the prepayment vector will assume no prepayments for the first 60 months after the origination date of such mortgage loan and 30% CPR thereafter.

Mortgage Loans:

The Trust will include mortgage loans (the "Mortgage Loans") having an aggregate principal balance as of the Sample Pool Calculation Date (the "Sample Pool Calculation Date Balance") of approximately $[1,924,673,470.32], of which: (a) approximately $[1,779,983,496.59] and $[20,635,891.93], respectively, consist of a pool of adjustable-rate, first-lien residential mortgage loans and fixed-rate, second-lien residential mortgage loans, respectively (the "Group 1 Mortgage Loans"); and (b) approximately $[124,054,081.80] consist of a pool of adjustable-rate, multifamily loans secured by first liens on the related mortgaged properties (the "Group 2 Mortgage Loans"). The characteristics of the Mortgage Loans as of the Sample Pool Calculation Date are described in the collateral tables included in these Computational Materials.

The collateral tables included in these Computational Materials represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date. In addition, certain Mortgage Loans contained in the Sample Pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. The final pool of Mortgage Loans to be included in the Trust will be different from the Sample Pool, although the characteristics of such final pool will not materially differ from the characteristics of the Sample Pool as indicated herein.

Bond Interest Rate:

The Bond Interest Rate for each Class of Bonds (other than the Class 1-A-IO Bonds) on any Payment Date will be equal to the least of (a) one-month LIBOR plus the related margin, (b) the applicable Available Funds Rate and (c) a fixed cap of 11.00% on the Group 1 Bonds and a fixed cap of 10.25% on the Group 2 Bonds.

The Class 1-A-IO Bonds will accrue interest based on the Notional Balances set forth below (the "Class 1-A-IO Interest Rate"):

Period	Notional Balance	Rate
1	$1,800,000,000	1.00%
2	$1,530,000,000	1.00%
3	$1,350,000,000	1.00%
4	$1,170,000,000	1.00%
5	$900,000,000	1.00%
6	$810,000,000	1.00%
7	$720,000,000	1.00%
8	$630,000,000	1.00%
9	$540,000,000	1.00%

Premium Rate: Approximately [3.27]% of the Group 1 Mortgage Loans, by Sample Pool Calculation Date Balance, is covered by lender-paid mortgage insurance policies. The "Premium Rate" for any period will equal the premium rate of each such insured Mortgage Loan for that period expressed as a weighted average rate for the applicable Mortgage Loan Group. As of the Sample Pool Calculation Date, the Premium Rate of the Group 1 Mortgage Loans is approximately [0.038]%. None of the Group 2 Mortgage Loans are covered by lender-paid mortgage insurance policies.

Group 1 Net Mortgage Rate: The "Group 1 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 1 Mortgage Loans minus the sum of (a) the weighted average sub-servicing fee rate of the Group 1 Mortgage Loans (which is expected to be approximately [0.375]% for the adjustable-rate, first-lien residential Mortgage Loans and approximately [0.75]% for the fixed-rate, second-lien residential Mortgage Loans), (b) a master servicing fee rate of [0.03]%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0029]%, (d) the Premium Rate and (e) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 1 Mortgage Loans (in the case of (d), weighted on the basis of the principal balances of the related Group 1 Mortgage Loans as of the prior due period).

Group 2 Net Mortgage Rate: The "Group 2 Net Mortgage Rate" will be a rate equal to the excess of the weighted average of the mortgage rates on the Group 2 Mortgage Loans minus the sum of (a) a sub-servicing fee rate (which is expected to be approximately [0.12]% as of the Cut-off Date), (b) a master servicing fee rate of [0.03]%, (c) a combined indenture trustee and owner trustee fee rate of approximately [0.0029]%, (d) the amount of any net payments made from the Trust to the related counterparties (such amounts "Net Derivative Fees"); in each case expressed as a rate per annum of the aggregate principal balance of the Group 2 Mortgage Loans.

Group 1 Available Funds Rate: On any Payment Date and for the Group 1 Bonds, the per annum rate equal to the product of: (i)(A) the Group 1 Net WAC Rate and (2) a fraction equal to (x) the aggregate stated principal balance of the Group 1 Loans as of the end of the prior Due Period divided by (y) the aggregate Bond Principal Balance of the Group 1 Bonds immediately prior to such Payment Date, minus (B) the product of: (1) the Bond Interest Rate of the Class 1-A-IO Bonds; and (2) a fraction equal to (x) the applicable Notional Amount divided by (y) the aggregate Bond Principal Balance of the Group 1 Bonds immediately prior to such Payment Date; and (ii) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period.

Group 2 Available Funds Rate: On any Payment Date and for the Group 2 Bonds, the per annum rate equal to the product of (i) the product of: (1) the Group 2 Net WAC Rate and (2) a fraction equal to (x) the aggregate stated principal balance of the Group 2 Loans as of the end of the prior Due Period divided by (y) the aggregate Bond Principal Balance of the Group 2 Bonds immediately prior to such Payment Date, and (ii) a fraction equal to (x) 30 divided by (y) the number of days in the related Accrual Period.

Available Funds Rate: Either of the Group 1 Available Funds Rate or the Group 2 Available Funds Rate, as applicable.

Basis Risk Shortfall Carryforward: Any shortfalls in interest payments on a Class of Bonds (other than the Class 1-A-IO Bonds) resulting from any excess of (a) interest at the lesser of (i) LIBOR plus the related margin and (ii) 11.00% for the Group 1 Bonds and 10.25% for the Group 2 Bonds over (b) the respective Available Funds Rate (any such shortfalls, "Basis Risk Shortfall Amounts"), to the extent not covered by the Derivative Contracts (as defined below), will be paid in the current month or carried forward for payment on subsequent payment dates, together with accrued interest thereon, to the extent of amounts available from Excess Cash Flow, as described under "Priority of Payments" below. Basis Risk Shortfall Amounts and Basis Risk Shortfall Carryforward are referred to collectively herein as "Basis Risk Amounts."

Derivative Contracts:

The trust will include interest rate derivative contracts for the benefit of the Group 1 Bonds (other than the Class 1-A-IO Bonds) and the Group 2 Bonds (the "Derivative Contracts"). The Derivative Contracts will be divided into two groups, the "Group 1 Derivative Contracts" and the "Group 2 Derivative Contracts". Payments under the Derivative Contracts will be made pursuant to the formulas described in the prospectus supplement. The Derivative Contracts will have the aggregate notional balances set forth on pages 28 and 29 herein.

None of the Derivative Contracts will have a remaining term in excess of [61] months.

In any given period, the aggregate notional balance of the Group 1 Derivative Contracts will not exceed the aggregate principal balance of the Group 1 Bonds (other than the Class 1-A-IO Bonds) and the aggregate notional balance of the Group 2 Derivative Contracts will not exceed the aggregate principal balance of the Group 2 Bonds.

Payments received on the Group 1 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 1 Bonds (other than the Class 1-A-IO Bonds) any Basis Risk Shortfall Amounts, first, *pro rata* to the Class 1-A-1 and Class 1-A-2 Bonds, then sequentially to the Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-B-1 and Class 1-B-2 Bonds. On and after the April 2006 Payment Date, any amounts received on the Group 1 Derivative Contracts remaining after payment of Basis Risk Shortfall Amounts will be included in the net monthly excess cash flow for the Group 1 Bonds.

Payments received on the Group 2 Derivative Contracts (net of any liabilities relating thereto) will be available to pay the Group 2 Bonds any Basis Risk Shortfall Amounts, first, *pro rata,* to the Class 2-A-1 Bonds and Class 2-A-2 Bonds; then sequentially to the Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds. On and after the April 2006 Payment Date, any amounts received on the Group 2 Derivative Contracts remaining after payment of Basis Risk Shortfall Amounts will be included in the net monthly excess cash flow for the Group 2 Bonds.

Cross-Collateralization: On each Payment Date, Crossable Excess from each Loan Group may be available to cover Crossable Losses on mortgage loans in the non-related Loan Group as follows: if on such Payment Date one Loan Group has Crossable Excess and one Loan Group has Crossable Losses, payments shall be made from the one Loan Group with Crossable Excess to the Loan Group with Crossable Losses, up to the amount of such Crossable Losses.

Cross-Collateralized Loss Payments: For any Payment Date and each Loan Group, the amount, if any, of Crossable Excess from such Loan Group available to cover Crossable Losses in the other Loan Group as provided in "Cross-Collateralization" above.

Crossable Excess: With respect to each Loan Group and any Payment Date, an amount equal to the related Net Monthly Excess Cash Flow remaining after clause (6) of "Group 1 Priority of Payments" and clause (6) of "Group 2 Priority of Payments," respectively, below.

Crossable Losses: With respect to any Loan Group and any Payment Date, an amount equal to the sum of (i) any Realized Losses on the related mortgage loans during the related Due Period, to the extent unreimbursed by related Net Monthly Excess Cash Flow on that Payment Date and (ii) any previously unreimbursed Realized Losses on the related mortgage loans, to the extent that such Realized Losses have not been reimbursed by related and non-related Net Monthly Excess Cash Flow on prior payment dates.

Credit Enhancement: The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support against Realized Losses for some or all of the Bonds, as the case may be:

For the Group 1 Bonds

1) ***Subordination***

The Class 1-B-2, Class 1-B-1, Class 1-M-6, Class 1-M-5, Class 1-M-4, Class 1-M-3, Class 1-M-2, Class 1-M-1 and Class 1-A-2 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under "Realized Losses" below.

Class	S&P / Moody's	Subordination (after required target is reached)
1-A-1	AAA/Aaa	[31.05]%
1-A-2	AAA/Aaa	[23.35]%
1-M-1	AA+/Aa1	[14.30]%
1-M-2	AA/Aa2	[9.60]%
1-M-3	AA-/Aa3	[7.10]%
1-M-4	A+/A1	[5.60]%
1-M-5	A/A2	[4.00]%
1-M-6	A/A3	[2.75]%
1-B-1	BBB/Baa2	[1.35]%
1-B-2	BBB-/Baa3	[0.35]%

2) ***Excess Cash Flow***

Group 1 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1 and 2, under "Group 1 Priority of Payments" below.

3) ***Overcollateralization***

At Closing, the initial Group 1 Overcollateralization Amount will be approximately 0.00%. On and after the November 2005 Payment Date, the required Group 1 overcollateralization target and floor will be equal to [0.35]% of the aggregate principal balance of the Group 1 Mortgage Loans as of the Cut-Off Date.

For the Group 2 Bonds

1) *Subordination*

The Class 2-B-1, Class 2-B-2, Class 2-M-2, Class 2-M-1 and Class 2-A-2 Bonds will provide subordination to those Classes of Bonds having a higher priority, to the extent described under "Realized Losses" below.

Class	S&P / Moody's	Subordination (after required target is reached)
2-A-1	AAA/Aaa	[51.35]%
2-A-2	--/Aaa	[40.60]%
2-M-1	--/Aa2	[34.60]%
2-M-2	--/A2	[25.60]%
2-B-1	--/Baa2	[11.60]%
2-B-2	--/Baa3	[3.25]%

2) *Overcollateralization*

At Closing, the initial Group 2 Overcollateralization Amount will be approximately [1.90]%. On and after the May 2005 Payment Date, the required Group 2 overcollateralization target will be equal to [3.25]% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date, and remain at [3.25]% through the Payment Date prior to the Group 2 Stepdown Date.

Stepdown of Group 2 overcollateralization: On or after the Group 2 Stepdown Date and for so long as a Group 2 Trigger Event (the parameters of the "Group 2 Trigger Event" will be set by the rating agencies) shall not have occurred, the required Group 2 overcollateralization target will equal the greater of (i) an amount equal to [6.50]% of the then current aggregate unpaid principal balance of the Group 2 Mortgage Loans and (ii) an overcollateralization floor equal to 0.50% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date. As used herein, "Group 2 Stepdown Date" shall mean the later of (a) the Payment Date occurring in May 2012, and (b) the first Payment Date on which the aggregate principal balance of the Group 2 Mortgage Loans is less than or equal to 50% of the aggregate principal balance of the Group 2 Mortgage Loans as of the Cut-off Date.

Group 2 Trigger Event: Upon the occurrence of a Group 2 Trigger Event on or after the Group 2 Stepdown Date, and for so long as such Group 2 Trigger Event is in effect, the Group 2 overcollateralization target will be equal to the Group 2 overcollateralization target on the Payment Date immediately preceding the Payment Date on which such Group 2 Trigger Event was in effect.

3) Excess Cash Flow

Group 2 Excess Cash Flow for any Payment Date will be equal to the available funds remaining after priorities 1 and 2, under "Group 2 Priority of Payments" below.

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan, in which case the amount of such insufficiency is a "Realized Loss." Realized Losses on the Mortgage Loans in a loan group will, in effect, be absorbed (i) first, by Excess Cash Flow relating to such loan group, (ii) second, by Excess Cash Flow relating to the non-related loan group (subject to the allocation priorities set forth in the "Priority of Payments" and the "Cross-Collateralization" sections herein) and (iii) last, by the reduction of overcollateralization.

Following the reduction of any Group 1 overcollateralization to zero, all allocable Realized Losses on the Group 1 Mortgage Loans will be applied, first, to the Class 1-B-2 Bonds until the Bond Principal Balance of such Class has been reduced to zero, second, to the Class 1-B-1 Bonds until the Bond Principal Balance of such Class has been reduced to zero, third, to the Class 1-M-6 Bonds until the Bond Principal Balance of such class has been reduced to zero, fourth, to the Class 1-M-5 Bonds until the Bond Principal Balance of such class has been reduced to zero, fifth, to the Class 1-M-4 Bonds until the Bond Principal Balance of such class has been reduced to zero, sixth, to the Class 1-M-3 Bonds until the Bond Principal Balance of such class has been reduced to zero, seventh, to the Class 1-M-2 Bonds until the Bond Principal Balance of such class has been reduced to zero, eighth, to the Class 1-M-1 Bonds until the Bond Principal Balance of such class has been reduced to zero, ninth, to the Class 1-A-2 Bonds until the Bond Principal Balance of such class has been reduced to zero, and tenth, to the Class 1-A-1 Bonds until the Bond Principal Balance of such class has been reduced to zero.

Following the reduction of any Group 2 overcollateralization to zero, all allocable Realized Losses on the Group 2 Mortgage Loans will be applied first, to the Class 2-B-2 Bonds until the Bond Principal Balance of such Class has been reduced to zero, second, to the Class 2-B-1 Bonds until the Bond Principal Balance of such Class has been reduced to zero; third, to the Class 2-M-2 Bonds until the Bond Principal Balance of such class has been reduced to zero, fourth, to the Class 2-M-1 Bonds until the Bond Principal Balance of such class has been reduced to zero, fifth, to the Class 2-A-2 Bonds until the Bond Principal Balance of such class has been reduced to zero and, sixth, to the Class 2-A-1 Bonds until the Bond Principal Balance of such class has been reduced to zero.

Allocated Realized Loss Amounts: With respect to any class of Bonds and any Payment Date, an amount equal to the sum of any related Realized Loss allocated to that class of Bonds on that Payment Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Payment Date.

Group 1 Principal Distributions: Principal collected on the Group 1 Mortgage Loans will be distributed, *pro rata,* on each Payment Date to the Group 1 Bonds (such amount, the "Group 1 Principal Distribution Amount"). Principal collected on the Group 1 Mortgage Loans will not be distributed to the Class 1-A-IO Bonds.

Group 2 Principal Distributions: Principal collected on the Group 2 Mortgage Loans will be distributed, *pro rata,* on each Payment Date to the Group 2 Bonds (such amount the "Group 2 Principal Distribution Amount").

Group 1 Priority of Payments:

Available funds from the Group 1 Mortgage Loans (which are net of any sub-servicing, master servicing, indenture trustee, owner trustee, net derivative and private mortgage insurance premium fees) will be distributed in the following priority:

1. Group 1 available funds, to pay **accrued bond interest**, first, concurrently, to the Class 1-A-1, Class 1-A-2 and Class 1-A-IO Bonds, then, sequentially, to Class 1-M-1, Class 1-M-2, Class 1-M-3, Class 1-M-4, Class 1-M-5, Class 1-M-6, Class 1-B-1 and Class 1-B-2 Bonds;
2. From Group 1 principal distribution amount, to pay **principal** to the Group 1 Bonds (other than the Class 1-A-IO Bonds), on a *pro rata* basis, until paid in full;
3. From Group 1 net monthly excess cash flow, to pay **Realized Losses** to the Group 1 Bonds for the current period;
4. From Group 1 net monthly excess cash flow, as **additional principal** to the Group 1 Bonds, on a *pro rata* basis, to build or restore Group 1 overcollateralization to the required Group 1 overcollateralization target amount;
5. Any remaining Group 1 net monthly excess cash flow, sequentially, to the Group 1 Bonds, in respect of **Allocated Realized Loss Amounts**;
6. Any remaining Group 1 net monthly excess cash flow, sequentially, to the Group 2 Bonds, any **Cross-Collateralized Loss Payments** (as defined herein);
7. Any remaining Group 1 net monthly excess cash flow, sequentially, to Group 1 Bonds, to cover any **Unpaid Interest Shortfall Amounts**;
8. Any remaining Group 1 net monthly excess cash flow, sequentially, to the Group 1 Bonds, to cover any **Basis Risk Shortfall Carry-Forward Amounts**;
9. Any remaining Group 1 net monthly excess cash flow, to the Group 2 Bonds, in respect of **Allocated Realized Loss Amounts**;
10. Any remaining Group 1 net monthly excess cash flow, to the Certificates.

Group 2 Priority of Payments:

Available funds from the Group 2 Mortgage Loans (which are net of any sub-servicing, master servicing, indenture trustee, owner trustee and net derivative fees) will be distributed in the following priority:

1. Group 2 available funds, to pay **accrued bond interest**, first, concurrently, to the Class 2-A-1 Bonds and Class 2-A-2 Bonds, then sequentially, to the Class 2-M-1, Class 2-M-2, Class 2-B-1 and Class 2-B-2 Bonds;
2. From Group 2 principal distribution amount, to pay **principal** to the Group 2 Bonds, on a *pro rata* basis, until paid in full;
3. From Group 2 net monthly excess cash flow, to pay **Realized Losses** to the Group 2 Bonds for the current period;
4. From Group 2 net monthly excess cash flow, as **additional principal** to the Group 2 Bonds, on a *pro rata* basis, to build or restore Group 2 overcollateralization to the required Group 2 overcollateralization target amount;
5. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 2 Bonds, in respect of **Allocated Realized Loss Amounts**;
6. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 1 Bonds, any **Cross-Collateralized Loss Payments** (as defined herein);
7. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 2 Bonds, to cover any **Unpaid Interest Shortfall Amounts**;
8. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 2 Bonds, to cover any **Basis Risk Shortfall Carry-Forward Amounts**;
9. Any remaining Group 2 net monthly excess cash flow, sequentially, to the Group 1 Bonds, in respect of **Allocated Realized Loss Amount** for such Bonds;
10. Any remaining Group 2 net monthly excess cash flow, to the Certificates.

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-4

Class 1-A-1

Settlement: 5/06/05
Pass-Thru Margin (pre-step-up): 0.240%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	24	24	**24**	24	24
WAL (yr)	9.50	2.84	**2.21**	1.32	1.03
MDUR (yr)	7.96	2.60	**2.06**	1.26	0.99
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	Jan11	**Oct09**	Dec07	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	34	28	**28**	28	28
WAL (yr)	19.91	3.45	**2.69**	1.63	1.26
MDUR (yr)	13.70	3.06	**2.44**	1.52	1.19
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Feb35	Feb24	**May20**	Aug14	Jul12

Class 1-A-2

Settlement: 5/06/05
Pass-Thru Margin (pre-step-up): 0.300%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	30	30	**30**	30	30
WAL (yr)	9.50	2.84	**2.21**	1.32	1.03
MDUR (yr)	7.94	2.60	**2.05**	1.26	0.98
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	Jan11	**Oct09**	Dec07	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	34	**35**	35	35
WAL (yr)	19.91	3.45	**2.69**	1.63	1.26
MDUR (yr)	13.61	3.06	**2.43**	1.52	1.19
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Feb35	Feb24	**May20**	Aug14	Jul12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-4

Class 1-M-1

Settlement:	5/06/05
Pass-Thru Margin (pre-step-up):	0.420%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	42	**42**	42	42
WAL (yr)	9.50	2.84	**2.21**	1.32	1.03
MDUR (yr)	7.89	2.59	**2.05**	1.26	0.98
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	Jan11	**Oct09**	Dec07	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	51	45	**45**	46	46
WAL (yr)	19.91	3.45	**2.69**	1.63	1.26
MDUR (yr)	13.46	3.04	**2.43**	1.52	1.19
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Feb35	Feb24	**May20**	Aug14	Jul12

Class 1-M-2

Settlement:	5/06/05
Pass-Thru Margin (pre-step-up):	0.450%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	45	45	**45**	45	45
WAL (yr)	9.50	2.84	**2.21**	1.32	1.03
MDUR (yr)	7.88	2.59	**2.05**	1.26	0.98
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	Jan11	**Oct09**	Dec07	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	54	48	**48**	49	49
WAL (yr)	19.91	3.45	**2.69**	1.63	1.26
MDUR (yr)	13.42	3.04	**2.42**	1.52	1.19
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Feb35	Feb24	**May20**	Aug14	Jul12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-4

Class 1-M-3

Settlement: 5/06/05
Pass-Thru Margin (pre-step-up): 0.500%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	50	50	**50**	50	50
WAL (yr)	9.50	2.84	**2.21**	1.32	1.03
MDUR (yr)	7.86	2.59	**2.05**	1.25	0.98
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	Jan11	**Oct09**	Dec07	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	60	54	**54**	54	54
WAL (yr)	19.91	3.45	**2.69**	1.63	1.26
MDUR (yr)	13.35	3.03	**2.42**	1.52	1.19
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Feb35	Feb24	**May20**	Aug14	Jul12

Class 1-M-4

Settlement: 5/06/05
Pass-Thru Margin (pre-step-up): 0.650%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	65	65	**65**	65	65
WAL (yr)	9.50	2.84	**2.21**	1.32	1.03
MDUR (yr)	7.80	2.58	**2.04**	1.25	0.98
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	Jan11	**Oct09**	Dec07	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	78	70	**70**	71	71
WAL (yr)	19.91	3.45	**2.69**	1.63	1.26
MDUR (yr)	13.14	3.02	**2.41**	1.51	1.19
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Feb35	Feb24	**May20**	Aug14	Jul12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-4

Class 1-M-5

Settlement:	5/06/05
Pass-Thru Margin (pre-step-up):	0.700%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	70	70	**70**	70	70
WAL (yr)	9.50	2.84	**2.21**	1.32	1.03
MDUR (yr)	7.78	2.57	**2.04**	1.25	0.98
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	Jan11	**Oct09**	Dec07	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	84	75	**75**	76	76
WAL (yr)	19.91	3.45	**2.69**	1.63	1.26
MDUR (yr)	13.07	3.01	**2.41**	1.51	1.19
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Feb35	Feb24	**May20**	Aug14	Jul12

Class 1-M-6

Settlement:	5/06/05
Pass-Thru Margin (pre-step-up):	0.750%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	**75**	75	75
WAL (yr)	9.50	2.84	**2.21**	1.32	1.03
MDUR (yr)	7.76	2.57	**2.04**	1.25	0.98
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	Jan11	**Oct09**	Dec07	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	90	80	**81**	81	81
WAL (yr)	19.91	3.45	**2.69**	1.63	1.26
MDUR (yr)	13.01	3.01	**2.40**	1.51	1.18
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Feb35	Feb24	**May20**	Aug14	Jul12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-4

Class 1-B-1

Settlement: 5/06/05
Pass-Thru Margin (pre-step-up): 1.350%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	135	135	**135**	135	135
WAL (yr)	9.50	2.84	**2.21**	1.32	1.03
MDUR (yr)	7.52	2.53	**2.01**	1.24	0.97
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	Jan11	**Oct09**	Dec07	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	161	144	**145**	146	147
WAL (yr)	19.91	3.45	**2.69**	1.63	1.26
MDUR (yr)	12.25	2.95	**2.36**	1.49	1.17
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Feb35	Feb24	**May20**	Aug14	Jul12

Class 1-B-2

Settlement: 5/06/05
Pass-Thru Margin (pre-step-up): 1.750%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	175	175	**175**	175	175
WAL (yr)	9.50	2.84	**2.21**	1.32	1.03
MDUR (yr)	7.37	2.51	**1.99**	1.23	0.97
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	Jan11	**Oct09**	Dec07	May07

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	207	187	**188**	190	190
WAL (yr)	19.91	3.45	**2.69**	1.63	1.26
MDUR (yr)	11.78	2.91	**2.34**	1.48	1.17
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Feb35	Feb24	**May20**	Aug14	Jul12

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-4

Class 2-A-1

Settlement: 5/06/05
Pass-Thru Margin (pre-step-up): 0.300%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	30	30	**30**	30	30
WAL (yr)	9.12	4.89	**4.30**	3.49	3.19
MDUR (yr)	7.63	4.35	**3.88**	3.20	2.95
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	May13	**Mar12**	Sep10	Mar10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	42	32	**32**	32	31
WAL (yr)	18.82	5.46	**4.76**	3.72	3.35
MDUR (yr)	12.92	4.75	**4.21**	3.39	3.08
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Mar35	Jan25	**Sep21**	Aug16	Nov14

Class 2-A-2

Settlement: 5/06/05
Pass-Thru Margin (pre-step-up): 0.450%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	45	45	**45**	45	45
WAL (yr)	9.12	4.89	**4.30**	3.49	3.19
MDUR (yr)	7.57	4.33	**3.86**	3.19	2.94
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	May13	**Mar12**	Sep10	Mar10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	63	49	**49**	47	47
WAL (yr)	18.82	5.46	**4.76**	3.72	3.35
MDUR (yr)	12.71	4.72	**4.19**	3.38	3.07
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Mar35	Jan25	**Sep21**	Aug16	Nov14

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-4

Class 2-M-1

Settlement:	5/06/05
Pass-Thru Margin (pre-step-up):	0.520%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	52	52	**52**	52	52
WAL (yr)	9.12	4.89	**4.30**	3.49	3.19
MDUR (yr)	7.55	4.32	**3.85**	3.19	2.94
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	May13	**Mar12**	Sep10	Mar10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	62	54	**54**	53	53
WAL (yr)	18.82	5.46	**4.76**	3.72	3.35
MDUR (yr)	12.65	4.71	**4.18**	3.37	3.06
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Mar35	Jan25	**Sep21**	Aug16	Nov14

Class 2-M-2

Settlement:	5/06/05
Pass-Thru Margin (pre-step-up):	0.750%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	75	75	**75**	75	75
WAL (yr)	9.12	4.89	**4.30**	3.49	3.19
MDUR (yr)	7.46	4.29	**3.83**	3.17	2.92
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	May13	**Mar12**	Sep10	Mar10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	90	78	**78**	77	77
WAL (yr)	18.82	5.46	**4.76**	3.72	3.35
MDUR (yr)	12.35	4.66	**4.15**	3.35	3.04
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Mar35	Jan25	**Sep21**	Aug16	Nov14

Price-DM Sensitivity Report

Impac CMB Trust Series 2005-4

Class 2-B-1

Settlement: 5/06/05
Pass-Thru Margin (pre-step-up): 1.650%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	165	165	**165**	165	165
WAL (yr)	9.12	4.89	**4.30**	3.49	3.19
MDUR (yr)	7.13	4.16	**3.73**	3.10	2.86
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	May13	**Mar12**	Sep10	Mar10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	195	171	**171**	169	168
WAL (yr)	18.82	5.46	**4.76**	3.72	3.35
MDUR (yr)	11.31	4.51	**4.02**	3.27	2.98
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Mar35	Jan25	**Sep21**	Aug16	Nov14

Class 2-B-2

Settlement: 5/06/05
Pass-Thru Margin (pre-step-up): 2.050%

To Call:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	205	205	**205**	205	205
WAL (yr)	9.12	4.89	**4.30**	3.49	3.19
MDUR (yr)	6.99	4.11	**3.68**	3.07	2.84
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Apr15	May13	**Mar12**	Sep10	Mar10

To Maturity:

Percentage of Pricing Prepayment Speed	0.00%	80.00%	100.00%	150.00%	180.00%
DM at Par (bps)	241	212	**212**	210	209
WAL (yr)	18.82	5.46	**4.76**	3.72	3.35
MDUR (yr)	10.90	4.44	**3.97**	3.23	2.95
First Prin Pay	May05	May05	**May05**	May05	May05
Last Prin Pay	Mar35	Jan25	**Sep21**	Aug16	Nov14

Group 1 Available Rate Schedule

(100% PPC; Actual/360)

MONTH	Available Rate (2)	Available Rate (3)	MONTH	Available Rate (2)	Available Rate (3)
1	4.48	4.48	31	6.73	11.97
2	3.94	10.85	32	6.90	12.21
3	4.17	11.16	33	6.79	12.28
4	4.24	11.35	34	6.80	12.44
5	4.49	11.72	35	7.19	12.95
6	4.70	12.03	36	6.97	12.89
7	4.74	12.14	37	7.17	12.57
8	4.91	12.38	38	6.99	11.73
9	4.94	12.47	39	7.21	12.22
10	5.36	12.96	40	7.03	11.98
11	5.64	13.36	41	7.05	12.09
12	5.48	13.26	42	7.27	12.49
13	5.61	13.42	43	7.09	12.25
14	5.57	13.40	44	7.29	12.56
15	5.69	13.55	45	7.11	12.33
16	5.65	13.53	46	7.13	12.35
17	5.72	13.65	47	7.78	13.35
18	5.85	13.83	48	7.17	12.45
19	5.81	13.79	49	7.38	12.78
20	5.92	13.91	50	7.19	12.50
21	6.05	14.36	51	7.41	12.85
22	6.26	14.83	52	7.22	12.57
23	6.57	15.30	53	7.24	12.62
24	6.68	15.41	54	7.46	12.94
25	6.80	14.17			
26	6.64	11.27			
27	6.82	11.65			
28	6.67	11.57			
29	6.68	11.66			
30	6.89	12.15			

(1) Subject to those limitations set forth under "Bond Interest Rate" herein.
(2) Based on the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2 and thereafter. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Group 2 Available Rate Schedule

(100% PPC; Actual/360)

Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)	Month	Available Rate (2)	Available Rate (3)
1	5.13	5.13	31	6.07	13.26	61	7.51	9.42
2	4.76	12.53	32	6.17	13.43	62	7.29	9.14
3	4.96	12.60	33	6.02	12.54	63	7.56	9.47
4	4.95	12.51	34	6.03	12.60	64	7.33	9.19
5	5.00	12.50	35	6.25	12.88	65	7.36	9.22
6	5.20	12.62	36	6.18	12.28	66	7.64	9.56
7	5.20	12.53	37	6.35	12.57	67	7.44	9.87
8	5.35	12.59	38	6.26	12.54	68	7.72	10.23
9	5.32	12.49	39	6.39	12.79	69	7.50	9.94
10	5.34	12.47	40	6.30	12.77	70	7.52	9.97
11	5.62	12.70	41	6.32	12.89	71	8.36	11.08
12	5.44	12.47	42	6.47	13.35	72	7.59	10.05
13	5.56	12.54	43	6.39	13.36	73	7.89	11.04
14	5.51	12.51	44	6.51	13.62	74	7.66	10.73
15	5.64	12.64	45	6.43	13.61	75	7.95	11.14
16	5.60	12.61	46	6.45	13.75	76	7.73	10.83
17	5.64	12.66	47	6.79	14.29	77	7.77	10.87
18	5.77	12.85	48	6.51	14.12	78	8.08	11.29
19	5.72	12.82	49	6.63	14.42	79	7.91	11.60
20	5.84	12.93	50	6.56	14.47	80	8.21	12.04
21	5.78	12.87	51	6.68	14.78	81	7.99	11.72
22	5.80	12.89	52	6.61	14.85	82	8.04	11.78
23	6.08	13.18	53	6.64	15.04	83	8.64	12.67
24	6.00	13.26	54	6.78	15.47			
25	6.10	13.38	55	6.73	15.58			
26	6.01	12.80	56	6.84	15.90			
27	6.12	12.96	57	6.80	16.00			
28	6.03	12.92	58	6.84	16.21			
29	6.04	12.99	59	7.11	16.73			
30	6.15	13.30	60	6.75	14.48			

(1) Subject to those limitations set forth under "Bond Interest Rate" herein.
(2) Based on the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT forward curves and assumes that all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.
(3) Assumes that the 1-month LIBOR, 6-month LIBOR, 1-year LIBOR and 1-year CMT instantaneously increase by 1000 basis points in period 2 and thereafter. Assumes all are run at the Pricing Prepayment Speed to call and includes all projected cash proceeds from the Derivative Contracts.

Contact Information

Bear Stearns' Banking Contacts		
Name:	**Telephone:**	**E-Mail:**
Matthew Perkins Senior Managing Director	(212) 272-7977	mperkins@bear.com
Josephine Musso Associate Director	(212) 272-6033	jmusso@bear.com
Christina Su Vice President	(212) 272-2274	csu@bear.com

Bear Stearns' Trading Contacts		
Name:	**Telephone:**	**E-Mail:**
Michael Nierenberg Senior Managing Director	(212) 272-4976	mnierenberg@bear.com
Scott Eichel Senior Managing Director	(212) 272-5451	seichel@bear.com
Eric Brophy Senior Managing Director	(212) 272-4976	ebrophy@bear.com
Paul van Lingen Managing Director	(212) 272-4976	pvanlingen@bear.com
Carol Fuller Senior Managing Director	(212) 272-4955	cfuller@bear.com
Angela Ward Vice President	(212) 272-4955	adward@bear.com

Rating Agency Contacts		
Name:	**Telephone:**	**E-Mail:**
Eric Fellows **Moody's**	(415) 274-1728	Eric.Fellows@moodys.com
David Glehan **Standard and Poor's**	(212) 438-7324	David_Glehan@sandp.com

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

Part II of II

New Issue Computational Materials

$[1,922,316,000] ***(Approximate)***

Impac CMB Trust Series 2005-4

Collateralized Asset-Backed Bonds, Series 2005-4


IMPAC

Impac Mortgage Holdings, Inc.
Seller

IMH Assets Corp.
Depositor

Impac Funding Corporation
Master Servicer

April 21, 2005

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Summary of Loans in Sample Calculation Pool
(As of Sample Calculation Date)

		Range		
Total Number of Loans	7,268			
Total Outstanding Balance	$1,800,619,389			
Average Loan Balance	$247,746	$11,723	to	$1,998,056
WA Mortgage Rate	6.073%	1.990%	to	16.240%
WA Mortgage Rate Net LPMI	6.034%	1.990%	to	16.240%
Net WAC	5.655%	1.615%	to	15.490%
% of Fixed Rate Mortgage Loans	1.15%			
% of ARM Loans	98.85%			
ARM Characteristics				
WA Gross Margin	3.371%	1.000%	to	9.290%
WA Months to First Roll	29	1	to	120
WA Initial Rate Cap	3.312%	1.000%	to	6.000%
WA Subsequent Rate Cap	1.189%	1.000%	to	2.000%
WA Lifetime Cap	12.032%	7.990%	to	17.375%
WA Lifetime Floor	3.523%	1.000%	to	10.625%
WA Original Term (months)	358	180	to	360
WA Remaining Term (months)	353	84	to	360
WA Age (months)	5	0	to	96
WA LTV	78.34%	5.71%	to	125.00%
WA FICO	692			
WA DTI%	33.74%			
Secured by (% of pool)				
1st Liens	98.85%%			
2nd Liens	1.15%			
Prepayment Penalty at Loan Orig (% of all loans)	43.58%			
Prepay Moves Exempted				
Soft	18.56%			
Hard	43.58%			
No Prepay	37.86%			

Top 5 States		Top 5 Prop Types		Top 5 Doc Types		Top 5 Purpose Codes		Occ Codes		Orig PP Term	
CA	45.91%	SFR	66.05%	Stated	56.61%	PUR	60.63%	OO	78.55%	None	56.42%
FL	9.02%	PUD	13.45%	Full	18.13%	REFI/CO	30.62%	INV	17.64%	12	11.58%
VA	4.49%	CND	11.67%	Exp VA	11.10%	REFI/RT	8.67%	2nd HM	3.81%	24	24.88%
NV	3.60%	2-4 Fam	8.70%	Exp No Doc	8.05%	DC	0.07%			36	6.17%
AZ	3.30%	TH	0.13%	Exp Non VA	5.25%	OTHER	0.01%			60	0.94%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Description								
Description	**Current Balance**	**# of Loans**	**% of Total**	**Average Balance**	**Gross WAC**	**Rem Term**	**FICO**	**Orig. LTV**
30Y LIB1M	$580,477	2	0.03%	$290,238	4.748%	359	751	77.89%
30Y LIB1M – IO	5,857,350	14	0.33	418,382	5.066	359	719	73.03
30Y LIB3M – IO	296,800	1	0.02	296,800	4.750	360	725	70.00
30Y LIB6M	129,717,818	554	7.20	234,148	5.319	326	688	80.05
30Y LIB6M – IO	113,465,832	362	6.30	313,442	5.537	353	702	77.55
30Y LIB12M	3,016,133	11	0.17	274,194	6.113	360	657	69.31
30Y LIB12M - IO	74,875,851	249	4.16	300,706	5.465	359	707	76.52
2/28 LIB6M	495,206,311	2,299	27.50	215,401	6.472	356	679	83.64
2/28 LIB6M – IO	296,935,022	1,208	16.49	245,807	6.080	359	684	76.60
3/27 LIB12M	842,534	3	0.05	280,845	4.935	360	717	61.53
3/27 LIB6M	145,281,215	695	8.07	209,038	6.410	356	686	82.67
3/27 LIB6M – IO	115,242,921	445	6.40	258,973	5.826	359	698	73.20
5/25 LIB6M	26,052,220	91	1.45	286,288	5.760	355	712	68.47
5/25 LIB6M - IO	188,759,406	638	10.48	295,861	5.757	359	720	71.34
5/25 LIB12M	21,691,214	42	1.20	516,457	5.771	358	679	71.94
5/25 LIB12M - IO	143,933,208	294	7.99	489,569	5.886	359	702	75.01
7/23 LIB6M	2,587,846	7	0.14	369,692	5.220	360	759	63.38
7/23 LIB6M – IO	12,667,550	32	0.70	395,861	5.546	360	727	61.24
10/20 LIB6M	843,789	2	0.05	421,895	5.706	360	766	66.47
10/20 LIB6M – IO	2,130,000	4	0.12	532,500	5.644	355	724	54.59
30 Yr Fixed	2,265,629	46	0.13	49,253	12.884	188	672	111.55
Fixed- Balloon	18,370,263	269	1.02	68,291	10.821	176	687	98.42
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Range of Current Balance								
Description	**Current Balance**	**# of Loans**	**% of Total**	**Average Balance**	**Gross WAC**	**Rem Term**	**FICO**	**Orig. LTV**
0.00 - 250,000.00	$643,776,910	4,383	35.75%	$146,880	6.334%	348	686	80.71%
250,000.01 - 300,000.00	207,452,150	757	11.52	274,045	5.996	354	691	79.70
300,000.01 - 350,000.00	186,632,134	576	10.36	324,014	6.002	355	692	79.54
350,000.01 - 400,000.00	186,104,639	495	10.34	375,969	6.015	356	694	79.44
400,000.01 - 450,000.00	124,171,475	292	6.90	425,245	5.966	355	696	78.19
450,000.01 - 500,000.00	118,766,631	249	6.60	476,974	5.943	356	698	76.83
500,000.01 - 550,000.00	70,871,033	135	3.94	524,971	5.880	356	699	75.96
550,000.01 - 600,000.00	60,118,841	104	3.34	578,066	5.820	358	698	74.65
600,000.01 - 650,000.00	88,443,649	140	4.91	631,740	5.784	356	697	74.35
650,000.01 - 700,000.00	22,365,146	33	1.24	677,732	5.697	352	702	69.11
700,000.01 - 750,000.00	30,873,274	42	1.71	735,078	5.490	356	711	65.08
750,000.01 - 800,000.00	7,727,355	10	0.43	772,736	5.751	358	709	74.32
800,000.01 - 850,000.00	8,299,560	10	0.46	829,956	5.587	359	728	67.32
850,000.01 - 900,000.00	7,047,980	8	0.39	880,998	5.939	359	702	72.68
900,000.01 - 950,000.00	924,000	1	0.05	924,000	5.875	360	666	80.00
950,000.01 - 1,000,000.00	23,865,575	24	1.33	994,399	5.684	358	708	66.07
1,050,000.01 - 1,200,000.00	1,068,750	1	0.06	1,068,750	5.750	359	663	75.00
1,200,000.01 - 1,300,000.00	3,812,231	3	0.21	1,270,744	6.035	358	687	66.81
1,300,000.01 - 1,450,000.00	1,375,000	1	0.08	1,375,000	6.125	359	744	69.97
1,450,000.01 - 1,800,000.00	4,925,000	3	0.27	1,641,667	5.720	359	688	57.75
1,800,000.01 +	1,998,056	1	0.11	1,998,056	6.125	359	696	44.44
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Range of Original Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.00 - 250,000.00	$638,249,596	4,358	35.45%	$146,455	6.342%	349	686	80.71%
250,000.01 - 300,000.00	204,928,153	753	11.38	272,149	6.002	354	691	79.57
300,000.01 - 350,000.00	188,715,697	586	10.48	322,040	5.998	354	692	79.71
350,000.01 - 400,000.00	184,521,992	494	10.25	373,526	6.019	356	694	79.66
400,000.01 - 450,000.00	128,626,639	305	7.14	421,727	5.952	354	696	78.02
450,000.01 - 500,000.00	119,927,544	252	6.66	475,903	5.931	356	698	76.83
500,000.01 - 550,000.00	70,100,944	134	3.89	523,141	5.883	356	698	76.36
550,000.01 - 600,000.00	59,900,118	104	3.33	575,963	5.833	358	700	74.36
600,000.01 - 650,000.00	90,083,840	143	5.00	629,957	5.787	356	696	74.37
650,000.01 - 700,000.00	23,648,084	35	1.31	675,660	5.632	350	703	69.07
700,000.01 - 750,000.00	30,873,274	42	1.71	735,078	5.490	356	711	65.08
750,000.01 - 800,000.00	7,727,355	10	0.43	772,736	5.751	358	709	74.32
800,000.01 - 850,000.00	8,299,560	10	0.46	829,956	5.587	359	728	67.32
850,000.01 - 900,000.00	7,047,980	8	0.39	880,998	5.939	359	702	72.68
900,000.01 - 950,000.00	924,000	1	0.05	924,000	5.875	360	666	80.00
950,000.01 - 1,000,000.00	23,865,575	24	1.33	994,399	5.684	358	708	66.07
1,050,000.01 - 1,200,000.00	1,068,750	1	0.06	1,068,750	5.750	359	663	75.00
1,200,000.01 - 1,300,000.00	3,812,231	3	0.21	1,270,744	6.035	358	687	66.81
1,300,000.01 - 1,450,000.00	1,375,000	1	0.08	1,375,000	6.125	359	744	69.97
1,450,000.01 - 1,800,000.00	4,925,000	3	0.27	1,641,667	5.720	359	688	57.75
1,800,000.01 +	1,998,056	1	0.11	1,998,056	6.125	359	696	44.44
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

State*

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
California	$826,584,121	2,602	45.91%	$317,673	5.805%	352	701	75.21%
Florida	162,478,907	788	9.02	206,192	6.365	354	690	80.40
Virginia	80,793,057	309	4.49	261,466	6.298	355	689	81.13
Nevada	64,768,421	250	3.60	259,074	6.135	355	687	79.31
Arizona	59,451,692	326	3.30	182,367	6.225	355	687	80.95
New Jersey	52,141,725	193	2.90	270,164	6.435	355	680	81.62
Illinois	49,551,438	242	2.75	204,758	6.495	353	674	82.93
Maryland	44,240,050	187	2.46	236,578	6.293	354	675	82.19
New York	43,216,975	126	2.40	342,992	6.117	355	697	77.39
Minnesota	41,508,507	204	2.31	203,473	6.442	357	683	82.01
Washington	38,407,478	196	2.13	195,957	5.970	350	684	79.39
Massachusetts	35,126,422	123	1.95	285,581	6.426	355	686	82.69
Colorado	34,895,305	158	1.94	220,856	6.121	349	687	81.11
Georgia	28,844,045	147	1.60	196,218	6.104	349	675	81.51
Michigan	22,575,268	140	1.25	161,252	6.379	350	678	81.56
Oregon	19,175,866	104	1.06	184,383	6.120	352	677	80.73
Other*	196,860,114	1,173	10.93	167,826	6.364	353	684	81.52
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

* All States with loan concentrations less than 1% of the total Group 1 balance were placed in the other category.

Loan-to-Value Ratios

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.00 - 10.00	$332,232	2	0.02%	$166,116	5.102%	346	780	6.42%
10.01 - 15.00	173,925	2	0.01	86,963	5.758	332	793	12.12
15.01 - 20.00	741,270	7	0.04	105,896	5.645	344	727	18.37
20.01 - 25.00	1,483,531	5	0.08	296,706	5.545	358	709	22.87
25.01 - 30.00	1,793,978	7	0.10	256,283	5.315	357	743	28.39
30.01 - 35.00	2,170,112	16	0.12	135,632	5.760	353	695	33.24
35.01 - 40.00	5,703,121	20	0.32	285,156	5.465	355	711	37.93
40.01 - 45.00	10,803,913	28	0.60	385,854	5.636	355	717	43.18
45.01 - 50.00	15,610,799	55	0.87	283,833	5.579	358	716	48.30
50.01 - 55.00	19,876,292	69	1.10	288,062	5.531	352	714	52.92
55.01 - 60.00	44,407,594	119	2.47	373,173	5.663	355	702	57.89
60.01 - 65.00	76,840,854	224	4.27	343,040	5.575	356	705	63.43
65.01 - 70.00	322,820,479	1,108	17.93	291,354	5.631	357	705	69.51
70.01 - 75.00	88,445,252	314	4.91	281,673	5.828	353	690	73.76
75.01 - 80.00	734,061,033	2,879	40.77	254,971	5.954	355	691	79.70
80.01 - 85.00	36,126,063	150	2.01	240,840	6.306	352	671	83.78
85.01 - 90.00	258,454,323	1,203	14.35	214,842	6.637	352	679	89.63
90.01 - 95.00	155,595,692	759	8.64	205,001	6.673	351	680	94.80
95.01 - 100.00	23,814,451	269	1.32	88,530	9.408	234	698	99.81
100.01 +	1,364,473	32	0.08	42,640	14.112	137	672	120.43
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Group 1 Mortgage Loans

Current Mortgage Rate

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.00 - 1.999	$410,000	2	0.02%	$205,000	1.990%	358	794	60.83%
2.000 - 2.999	1,494,400	4	0.08	373,600	2.990	359	705	76.83
3.000 - 3.499	928,432	3	0.05	309,477	3.411	359	718	68.48
3.500 - 3.999	3,156,268	9	0.18	350,696	3.914	355	742	67.39
4.000 - 4.499	9,063,251	27	0.50	335,676	4.230	348	722	69.57
4.500 - 4.999	105,947,039	333	5.88	318,159	4.776	349	719	72.07
5.000 - 5.499	289,769,537	1,016	16.09	285,206	5.224	349	708	73.43
5.500 - 5.999	531,669,170	1,936	29.53	274,623	5.726	355	696	75.29
6.000 - 6.499	346,376,482	1,344	19.24	257,721	6.207	357	683	79.14
6.500 - 6.999	302,343,612	1,286	16.79	235,104	6.694	358	680	83.33
7.000 - 7.499	114,872,576	566	6.38	202,955	7.182	357	682	86.96
7.500 - 7.999	53,471,447	312	2.97	171,383	7.652	357	675	87.14
8.000 - 8.499	10,750,902	66	0.60	162,892	8.204	354	663	85.19
8.500 - 8.999	11,425,018	111	0.63	102,928	8.745	289	677	90.63
9.000 - 9.499	1,683,252	9	0.09	187,028	9.100	332	690	87.89
9.500 - 9.999	1,447,436	10	0.08	144,744	9.639	328	671	93.04
10.000 - 10.499	678,873	10	0.04	67,887	10.256	173	696	96.29
10.500 - 10.999	2,078,152	32	0.12	64,942	10.764	203	699	95.48
11.000 - 11.499	3,169,180	41	0.18	77,297	11.213	187	700	97.79
11.500 - 11.999	4,259,668	62	0.24	68,704	11.693	179	680	99.10
12.000 - 12.499	3,573,225	48	0.20	74,442	12.121	182	671	99.44
12.500 - 12.999	757,219	11	0.04	68,838	12.569	169	655	102.19
13.000 - 13.499	244,589	5	0.01	48,918	13.094	153	669	105.34
13.500 - 13.999	270,677	6	0.02	45,113	13.955	162	672	119.93
14.000 - 14.499	250,414	7	0.01	35,773	14.104	120	664	123.15
14.500 - 14.999	335,975	7	0.02	47,996	14.858	128	666	119.42
15.000 - 15.499	71,663	1	0.00	71,663	15.000	216	662	123.46
15.500 - 15.999	84,023	3	0.00	28,008	15.638	127	647	120.39
16.000 - 16.499	36,908	1	0.00	36,908	16.240	97	644	122.80
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Property Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Single Family Residence	$1,189,246,220	4,916	66.05%	$241,913	6.091%	353	688	78.81%
Planned Unit Development	242,214,947	857	13.45	282,631	5.845	351	697	76.74
Condominium	210,156,764	953	11.67	220,521	6.128	354	703	79.02
2-4 Family Unit	156,616,353	529	8.70	296,061	6.219	355	705	76.29
Townhouse	2,300,066	12	0.13	191,672	6.023	358	710	77.97
Leaseholds	85,039	1	0.00	85,039	5.375	321	706	95.00
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Group 1 Mortgage Loans

Purpose

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Purchase	$1,091,657,006	4,603	60.63%	$237,162	6.153%	353	699	80.69%
Refinance - Cash Out	551,364,943	2,027	30.62	272,010	5.985	354	680	74.65
Refinance - Rate/Term	156,142,120	606	8.67	257,660	5.757	352	686	74.57
Debt Consolidation	1,234,061	30	0.07	41,135	14.079	139	672	120.06
Other	164,500	1	0.01	164,500	6.000	360	626	70.00
Home Improvement	56,758	1	0.00	56,758	13.990	146	690	122.41
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Occupancy

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Owner Occupied	$1,414,364,727	5,454	78.55%	$259,326	6.034%	352	688	79.05%
Investor	317,683,864	1,555	17.64	204,298	6.260	357	709	75.61
Second Home	68,570,798	259	3.81	264,752	6.002	354	705	76.43
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Range of Months Remaining to Scheduled Maturity

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
60 - 120	$622,266	16	0.03%	$38,892	14.244%	89	667	122.60%
121 - 240	20,283,219	293	1.13	69,226	10.768	176	687	98.19
241 - 360	1,779,713,904	6,959	98.84	255,743	6.016	355	692	78.10
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Collateral Grouped by Document Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Stated Documentation	$1,019,351,924	3,864	56.61%	$263,807	6.124%	355	696	78.00%
Full Documentation	326,475,550	1,509	18.13	216,352	5.758	355	684	76.10
Express Verified Assets	199,846,256	847	11.10	235,946	6.209	346	691	82.19
Express No Documentation	144,981,606	606	8.05	239,244	6.390	355	697	80.20
Express Non Verified Assets	94,471,731	389	5.25	242,858	5.853	339	679	79.72
SISA	7,711,380	25	0.43	308,455	5.881	360	704	73.82
NINA	3,589,721	9	0.20	398,858	5.110	323	706	65.40
Express No Doc Verified Assets	2,937,767	10	0.16	293,777	6.536	352	709	73.87
Express Self Employed	601,198	6	0.03	100,200	8.996	242	714	84.30
FISA	549,100	2	0.03	274,550	5.042	360	745	71.70
Lite	103,155	1	0.01	103,155	11.000	171	665	95.00
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Collateral Grouped by FICO

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0 - 500	$540,276	3	0.03%	$180,092	6.131%	360	N/A	74.45%
521 - 540	629,517	3	0.03	209,839	7.959	353	531	82.55
541 - 560	67,424	1	0.00	67,424	7.000	320	556	63.64
561 - 580	340,436	2	0.02	170,218	7.217	335	577	73.08
581 - 600	8,666,896	43	0.48	201,556	6.514	345	594	78.04
601 - 620	45,791,600	229	2.54	199,963	6.291	353	611	77.91
621 - 640	206,716,918	877	11.48	235,709	6.304	354	631	80.80
641 - 660	257,299,458	1,171	14.29	219,726	6.322	351	651	80.99
661 - 680	271,817,780	1,152	15.10	235,953	6.264	351	670	79.73
681 - 700	269,456,789	1,052	14.96	256,138	6.045	352	690	78.77
701 - 720	224,775,546	827	12.48	271,796	5.937	354	710	77.06
721 - 740	197,602,168	721	10.97	274,067	5.849	354	730	77.05
741 - 760	150,495,975	547	8.36	275,130	5.807	354	750	76.22
761 - 780	100,594,339	391	5.59	257,275	5.766	355	770	74.84
781 - 800	53,334,679	199	2.96	268,013	5.675	353	789	72.74
801 - 820	12,489,588	50	0.69	249,792	5.682	351	808	66.55
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Collateral Grouped by Prepayment Penalty Months

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
No Prepay	$1,015,954,844	3,813	56.42%	$266,445	6.150%	351	696	78.81%
12 Months	208,451,972	715	11.58	291,541	5.707	352	707	73.36
24 Months	448,054,998	2,188	24.88	204,778	6.160	356	677	80.91
36 Months	111,148,596	487	6.17	228,231	5.780	355	690	74.66
60 Months	17,008,978	65	0.94	261,677	5.575	350	714	67.42
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Range of Months to First Roll

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A (Fixed Rate Loans)	$20,635,892	315	1.15%	$65,511	11.047%	177	686	99.86%
1 - 12	368,637,882	1,401	20.47	263,125	5.459	341	696	78.52
13 - 18	10,350,805	38	0.57	272,390	6.241	357	676	77.02
19 - 24	721,417,798	3,196	40.06	225,725	6.364	358	681	81.22
25 - 31	46,257,682	181	2.57	255,567	6.214	354	696	76.73
32 - 49	241,444,314	1,053	13.41	229,292	6.143	359	693	78.21
50 - 55	3,347,041	7	0.19	478,149	5.206	355	715	72.44
56 - 79	370,298,790	1,032	20.57	358,817	5.807	359	710	72.59
80.00 +	18,229,185	45	1.01	405,093	5.519	359	733	61.01
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Range of Gross Margin

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A (Fixed Rate Loans)	$20,635,892	315	1.15%	$65,511	11.047%	177	686	99.86%
0.000 - 1.499	815,838	2	0.05	407,919	4.377	341	718	72.84
1.500 - 1.749	301,318	1	0.02	301,318	4.125	327	710	59.44
1.750 - 1.999	456,617	2	0.03	228,309	4.444	324	733	56.44
2.000 - 2.249	14,801,012	57	0.82	259,667	5.039	341	730	74.35
2.250 - 2.499	261,901,740	644	14.55	406,680	5.789	357	704	72.89
2.500 - 2.749	155,486,309	600	8.64	259,144	5.459	345	709	76.33
2.750 - 2.999	183,089,739	682	10.17	268,460	5.789	348	687	79.03
3.000 - 3.249	309,710,205	1,209	17.20	256,171	5.914	355	711	77.93
3.250 - 3.499	187,634,343	778	10.42	241,175	6.140	356	702	80.40
3.500 - 3.749	296,526,698	1,203	16.47	246,489	6.292	359	679	79.16
3.750 - 3.999	85,991,631	376	4.78	228,701	6.685	358	685	83.25
4.000 - 4.249	19,715,931	92	1.09	214,304	7.092	357	653	80.01
4.250 - 4.499	13,874,793	49	0.77	283,159	6.297	357	661	74.30
4.500 - 4.749	7,692,755	32	0.43	240,399	5.703	355	679	75.95
4.750 - 4.999	11,884,404	56	0.66	212,222	5.659	356	678	78.58
5.000 - 5.249	66,555,318	287	3.70	231,900	6.224	359	682	79.58
5.250 - 5.499	29,700,867	151	1.65	196,694	5.854	358	662	79.20
5.500 - 5.749	48,994,182	256	2.72	191,384	5.942	358	663	79.76
5.750 - 5.999	31,491,457	177	1.75	177,918	6.215	358	655	79.59
6.000 - 6.249	20,992,379	117	1.17	179,422	6.430	358	645	80.46
6.250 - 6.499	12,334,377	74	0.69	166,681	6.657	358	647	80.29
6.500 - 6.749	12,209,170	60	0.68	203,486	7.036	358	634	81.56
6.750 - 6.999	2,321,707	15	0.13	154,780	7.034	358	656	78.56
7.000 - 7.249	1,903,069	14	0.11	135,933	7.459	358	628	80.57
7.250 - 7.499	1,245,251	6	0.07	207,542	7.867	358	681	84.26
7.500 - 7.749	908,871	3	0.05	302,957	7.845	358	701	87.67
7.750 - 7.999	776,067	5	0.04	155,213	8.546	359	668	87.39
8.000 - 8.249	497,130	3	0.03	165,710	8.693	359	666	92.12
8.250 - 8.499	85,359	1	0.00	85,359	8.990	357	626	90.00
9.250 - 9.499	84,961	1	0.00	84,961	9.540	356	622	90.00
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Range of Lifetime Caps

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A (Fixed Rate Loans)	$20,635,892	315	1.15%	$65,511	11.047%	177	686	99.86%
7.000 - 7.999	410,000	2	0.02	205,000	1.990	358	794	60.83
8.000 - 8.999	1,878,614	5	0.10	375,723	3.376	352	723	75.43
9.000 - 9.499	1,937,003	6	0.11	322,834	4.025	352	717	75.50
9.500 - 9.999	12,725,980	35	0.71	363,599	4.858	351	730	74.41
10.000 - 10.499	51,232,707	134	2.85	382,334	5.074	355	708	72.67
10.500 - 10.999	151,775,240	385	8.43	394,221	5.240	357	711	72.19
11.000 - 11.499	207,170,053	674	11.51	307,374	5.377	357	713	71.81
11.500 - 11.999	452,390,548	1,668	25.12	271,217	5.786	357	698	74.67
12.000 - 12.499	315,633,438	1,268	17.53	248,922	6.187	357	682	79.05
12.500 - 12.999	356,901,500	1,569	19.82	227,471	6.355	350	683	82.96
13.000 - 13.499	126,596,018	624	7.03	202,878	6.968	354	681	87.13
13.500 - 13.999	64,864,544	374	3.60	173,435	7.234	351	671	87.46
14.000 - 14.499	17,827,314	110	0.99	162,066	7.292	346	662	85.13
14.500 - 14.999	13,315,723	73	0.74	182,407	7.279	341	657	86.77
15.000 - 15.499	2,694,577	13	0.15	207,275	7.778	345	656	88.10
15.500 - 15.999	2,121,318	10	0.12	212,132	8.563	347	659	87.74
16.000 - 16.499	154,228	1	0.01	154,228	6.125	327	625	95.00
16.500 - 16.999	147,943	1	0.01	147,943	10.625	360	647	80.00
17.000 - 17.499	206,750	1	0.01	206,750	11.375	360	715	89.99
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

Group 1 Mortgage Loans

Next Interest Adjustment Date

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A (Fixed Rate Loans)	$20,635,892	315	1.15%	$65,511	11.047%	177	686	99.86%
May 2005	3,367,800	18	0.19	187,100	5.196	322	670	74.38
June 2005	19,722,491	76	1.10	259,506	5.084	332	694	76.80
July 2005	64,631,232	276	3.59	234,171	5.411	325	688	80.73
August 2005	92,884,640	389	5.16	238,778	5.425	327	690	79.98
September 2005	49,880,488	186	2.77	268,175	5.277	344	691	79.12
October 2005	54,791,600	177	3.04	309,557	5.731	358	704	76.73
November 2005	11,035,200	34	0.61	324,565	6.216	360	710	75.23
December 2005	3,174,640	11	0.18	288,604	5.279	356	679	80.00
January 2006	18,328,750	66	1.02	277,708	5.211	357	722	78.95
February 2006	15,694,070	48	0.87	326,960	5.290	358	726	77.01
March 2006	10,501,919	42	0.58	250,046	5.743	359	704	78.75
April 2006	24,625,051	78	1.37	315,706	5.661	360	688	73.75
May 2006	5,827,350	16	0.32	364,209	5.891	360	685	70.48
July 2006	325,236	2	0.02	162,618	7.451	351	595	87.99
August 2006	968,303	5	0.05	193,661	7.174	352	633	88.23
September 2006	1,916,170	9	0.11	212,908	6.617	353	688	84.13
October 2006	1,313,746	6	0.07	218,958	6.259	354	674	84.68
November 2006	20,116,519	88	1.12	228,597	6.355	355	687	84.00
December 2006	33,054,190	130	1.84	254,263	6.229	356	685	81.63
January 2007	54,197,554	262	3.01	206,861	6.439	357	677	83.28
February 2007	240,628,032	1,141	13.36	210,892	6.408	358	677	83.23
March 2007	230,545,835	1,029	12.80	224,048	6.448	359	676	81.69
April 2007	142,875,668	546	7.93	261,677	6.160	360	693	75.79
May 2007	27,869,377	103	1.55	270,576	6.255	360	692	74.10
June 2007	390,884	1	0.02	390,884	5.250	326	759	51.00
July 2007	4,432,539	16	0.25	277,034	6.176	328	740	72.51
August 2007	1,631,739	9	0.09	181,304	6.137	333	724	72.76
September 2007	1,252,965	6	0.07	208,828	6.151	347	673	88.53
October 2007	314,560	2	0.02	157,280	6.559	354	680	89.94
November 2007	10,365,617	44	0.58	235,582	6.163	355	681	85.34
December 2007	13,782,667	69	0.77	199,749	6.136	356	682	81.78
January 2008	20,546,120	98	1.14	209,654	6.377	357	683	84.56
February 2008	67,669,230	329	3.76	205,682	6.329	358	687	81.56
March 2008	67,175,842	298	3.73	225,422	6.190	359	695	78.62
April 2008	60,348,043	215	3.35	280,689	5.779	360	701	71.98
May 2008	11,443,903	43	0.64	266,137	6.301	360	693	73.07
May 2009	478,510	1	0.03	478,510	5.500	349	698	80.00
October 2009	221,650	1	0.01	221,650	6.000	354	664	79.99
November 2009	3,125,391	6	0.17	520,898	5.149	355	719	71.90
December 2009	8,885,766	19	0.49	467,672	5.274	356	705	74.54
January 2010	12,367,819	31	0.69	398,962	5.784	357	690	75.23
February 2010	46,822,616	105	2.60	445,930	5.836	358	706	75.34

Group 1 Mortgage Loans

Next Interest Adjustment Date (Continued)

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
March 2010	$166,166,365	437	9.23%	$380,243	5.987	359	704	74.44%
April 2010	118,079,819	375	6.56	314,880	5.584	360	722	68.83
May 2010	17,976,405	65	1.00	276,560	5.812	360	708	70.19
January 2012	229,036	1	0.01	229,036	5.750	357	642	48.94
March 2012	1,886,800	4	0.10	471,700	5.610	359	732	67.21
April 2012	9,928,860	26	0.55	381,879	5.331	360	745	59.85
May 2012	3,210,700	8	0.18	401,338	5.898	360	703	64.64
July 2014	1,000,000	1	0.06	1,000,000	5.750	351	717	67.89
February 2015	600,000	1	0.03	600,000	5.375	358	708	35.29
March 2015	814,360	3	0.05	271,453	5.619	359	761	47.34
April 2015	559,429	1	0.03	559,429	5.875	360	763	80.00
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Initial Fixed Period

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A (Fixed Rate Loans)	$20,635,892	315	1.15%	$65,511	11.047%	177	686	99.86%
3 months	6,734,627	17	0.37	396,155	5.025	359	722	73.32
6 Months	243,183,650	916	13.51	265,484	5.421	339	695	78.89
12 Months	77,891,984	260	4.33	299,585	5.490	359	705	76.24
24 Months	792,141,333	3,507	43.99	225,874	6.325	357	681	81.00
36 Months	261,366,669	1,143	14.52	228,667	6.148	357	692	78.43
60 Months	380,436,048	1,065	21.13	357,217	5.807	359	710	72.57
84 Months	15,255,396	39	0.85	391,164	5.491	360	733	61.60
120 Months	2,973,789	6	0.17	495,632	5.662	356	736	57.96
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Initial Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A (Fixed Rate Loans)	$20,635,892	315	1.15%	$65,511	11.047%	177	686	99.86%
1.000	249,039,538	925	13.83	269,232	5.401	339	696	78.72
1.500	829,121	6	0.05	138,187	7.306	323	616	77.91
2.000	78,090,571	262	4.34	298,056	5.487	359	706	76.22
3.000	1,013,721,844	4,174	56.30	242,866	6.235	357	693	78.86
5.000	181,699,014	379	10.09	479,417	5.836	359	701	74.51
6.000	256,603,409	1,207	14.25	212,596	6.028	358	676	77.54
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Group 1 Mortgage Loans

Subsequent Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
N/A (Fixed Rate Loans)	$20,635,892	315	1.15%	$65,511	11.047%	177	686	99.86%
1.000	1,442,846,234	6,055	80.13	238,290	6.058	354	690	78.87
1.500	2,920,877	15	0.16	194,725	7.704	342	635	75.07
2.000	334,216,386	883	18.56	378,501	5.814	359	704	74.74
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

Range of DTI

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0.01 - 5.00	$150,584,254	661	8.36%	$227,813	5.552%	328	685	81.98%
5.01 - 10.00	1,107,423	5	0.06	221,485	5.668	359	692	69.69
10.01 - 15.00	6,442,766	24	0.36	268,449	5.710	358	699	68.67
15.01 - 20.00	12,240,557	58	0.68	211,044	5.546	352	713	67.54
20.01 - 25.00	27,623,066	118	1.53	234,094	5.637	355	709	70.59
25.01 - 30.00	53,269,440	224	2.96	237,810	5.749	352	702	73.01
30.01 - 35.00	92,728,853	376	5.15	246,619	5.786	354	704	74.00
35.01 - 40.00	139,576,642	600	7.75	232,628	5.912	352	697	75.86
40.01 - 45.00	201,573,842	834	11.19	241,695	5.925	352	695	76.51
45.01 - 50.00	220,352,443	996	12.24	221,237	6.128	352	682	78.09
50.01 - 55.00	18,659,323	59	1.04	316,260	5.460	355	697	70.76
Greater than 55.00	3,212,260	14	0.18	229,447	6.610	360	668	76.17
Not Required	873,248,520	3,299	48.50	264,701	6.294	358	692	80.03
TOTAL	**$1,800,619,389**	**7,268**	**100.00%**	**$247,746**	**6.073%**	**353**	**692**	**78.34%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

MF Mortgage Loans

Summary of Loans in Sample Calculation Pool (As of Sample Calculation Date)

		Range		
Total Number of Loans	103			
Total Outstanding Balance	$124,054,082			
Average Loan Balance	$1,204,409	$250,700	to	$4,975,000
WA Mortgage Rate	5.610%	4.000%	to	6.750%
WA Mortgage Rate Net LPMI	5.610%	4.000%	to	6.750%
Net WAC	5.470%	3.860%	to	6.610%
ARM Characteristics				
WA Gross Margin	2.493%	1.500%	to	3.000%
WA Months to First Roll	56	5	to	120
WA Initial Rate Cap	2.908%	1.000%	to	5.000%
WA Subsequent Rate Cap	1.000%	1.000%	to	1.000%
WA Lifetime Cap	11.610%	10.000%	to	12.750%
WA Lifetime Floor	5.588%	2.625%	to	6.750%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	360	354	to	360
WA Age (months)	0	0	to	6
WA LTV	69.77%	34.21%	to	80.00%
WA FICO	736			
WA DCR	1.27			
WA DTI%	26.20%			
Secured by (% of pool)				
1st Liens	100.00%			
Prepayment Penalty at Loan Orig (% of all loans)	100.00%			
Prepay Moves Exempted				
Hard	100.00%			

Top 5 States		Prop Type		Doc Type		Purpose Codes		Occ Code		Orig PP Term	
CA	48.49%	MF	100.00%	Full	99.39%	PUR	76.73%	INV	100.00%	36	28.54%
AZ	12.39%			Exp No Doc	0.61%	REFI/CO	18.77%			60	59.44%
NV	6.59%					REFI/RT	4.50%			84	2.07%
MN	6.34%									120	9.95%
TX	5.77%										

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

MF Mortgage Loans

Description

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
30Y LIB6M	$7,103,265	4	5.73%	$1,775,816	4.594%	359	730	73.21%
2/28 LIB6M	11,383,358	6	9.18	1,897,226	5.113	359	738	72.11
3/27 LIB6M	13,663,715	15	11.01	910,914	5.469	359	717	68.60
3/27 LIB6M - IO	3,250,000	1	2.62	3,250,000	5.375	360	748	71.32
5/25 LIB6M	63,787,616	60	51.42	1,063,127	5.744	360	739	68.74
5/25 LIB6M - IO	9,950,350	6	8.02	1,658,392	5.705	360	724	71.28
7/23 LIB6M	2,568,262	4	2.07	642,066	6.080	359	725	67.24
10/20 LIB6M	12,347,516	7	9.95	1,763,931	5.999	359	759	71.15
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Range of Current Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
250,000.01 - 300,000.00	$510,380	2	0.41%	$255,190	5.612%	359	732	67.88%
300,000.01 - 350,000.00	642,500	2	0.52	321,250	6.250	360	735	77.49
350,000.01 - 400,000.00	757,288	2	0.61	378,644	6.309	359	753	61.37
400,000.01 - 450,000.00	1,269,954	3	1.02	423,318	5.882	360	749	76.28
450,000.01 - 500,000.00	2,935,647	6	2.37	489,275	5.584	359	712	67.33
500,000.01 - 550,000.00	3,189,623	6	2.57	531,604	5.853	360	742	61.39
550,000.01 - 600,000.00	3,470,172	6	2.80	578,362	5.710	360	748	66.37
600,000.01 - 650,000.00	4,992,953	8	4.02	624,119	5.729	359	711	69.26
650,000.01 - 700,000.00	2,747,492	4	2.21	686,873	5.715	359	741	71.31
700,000.01 - 750,000.00	3,691,131	5	2.98	738,226	5.675	360	712	64.25
750,000.01 - 800,000.00	2,263,119	3	1.82	754,373	5.872	360	745	70.24
800,000.01 - 850,000.00	3,344,831	4	2.70	836,208	5.595	360	725	68.72
850,000.01 - 900,000.00	1,715,368	2	1.38	857,684	4.945	359	667	67.57
900,000.01 - 950,000.00	1,889,000	2	1.52	944,500	5.750	360	710	75.21
950,000.01 - 1,000,000.00	4,871,795	5	3.93	974,359	6.047	360	703	71.05
1,000,000.01 - 1,050,000.00	1,030,199	1	0.83	1,030,199	5.875	359	748	75.00
1,050,000.01 - 1,200,000.00	8,041,762	7	6.48	1,148,823	5.658	359	746	66.58
1,200,000.01 - 1,300,000.00	6,256,500	5	5.04	1,251,300	5.571	360	734	69.05
1,300,000.01 - 1,450,000.00	8,180,528	6	6.59	1,363,421	5.829	360	708	73.43
1,450,000.01 - 1,800,000.00	12,044,075	7	9.71	1,720,582	5.589	359	759	62.59
1,800,000.01 +	50,209,765	17	40.47	2,953,516	5.466	360	745	72.35
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

MF Mortgage Loans

Range of Original Balance

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
250,000.01 - 300,000.00	$510,380	2	0.41%	$255,190	5.612%	359	732	67.88%
300,000.01 - 350,000.00	642,500	2	0.52	321,250	6.250	360	735	77.49
350,000.01 - 400,000.00	757,288	2	0.61	378,644	6.309	359	753	61.37
400,000.01 - 450,000.00	822,228	2	0.66	411,114	5.749	359	722	76.98
450,000.01 - 500,000.00	2,435,900	5	1.96	487,180	5.601	360	722	65.75
500,000.01 - 550,000.00	3,689,370	7	2.97	527,053	5.805	360	731	63.23
550,000.01 - 600,000.00	3,470,172	6	2.80	578,362	5.710	360	748	66.37
600,000.01 - 650,000.00	4,992,953	8	4.02	624,119	5.729	359	711	69.26
650,000.01 - 700,000.00	2,747,492	4	2.21	686,873	5.715	359	741	71.31
700,000.01 - 750,000.00	3,691,131	5	2.98	738,226	5.675	360	712	64.25
750,000.01 - 800,000.00	2,710,845	4	2.19	677,711	5.914	360	754	71.03
800,000.01 - 850,000.00	3,344,831	4	2.70	836,208	5.595	360	725	68.72
850,000.01 - 900,000.00	1,715,368	2	1.38	857,684	4.945	359	667	67.57
900,000.01 - 950,000.00	1,889,000	2	1.52	944,500	5.750	360	710	75.21
950,000.01 - 1,000,000.00	4,871,795	5	3.93	974,359	6.047	360	703	71.05
1,000,000.01 - 1,050,000.00	1,030,199	1	0.83	1,030,199	5.875	359	748	75.00
1,050,000.01 - 1,200,000.00	8,041,762	7	6.48	1,148,823	5.658	359	746	66.58
1,200,000.01 - 1,300,000.00	6,256,500	5	5.04	1,251,300	5.571	360	734	69.05
1,300,000.01 - 1,450,000.00	8,180,528	6	6.59	1,363,421	5.829	360	708	73.43
1,450,000.01 - 1,800,000.00	12,044,075	7	9.71	1,720,582	5.589	359	759	62.59
1,800,000.01 +	50,209,765	17	40.47	2,953,516	5.466	360	745	72.35
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

MF Mortgage Loans

State

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
California	$60,158,228	49	48.49%	$1,227,719	5.560%	359	744	66.29%
Arizona	15,372,284	10	12.39	1,537,228	5.428	359	742	70.09
Nevada	8,175,000	2	6.59	4,087,500	5.321	360	719	73.48
Minnesota	7,866,060	9	6.34	874,007	5.597	360	755	77.28
Texas	7,162,959	6	5.77	1,193,827	5.562	359	730	71.57
Wisconsin	3,792,000	3	3.06	1,264,000	5.850	360	728	75.32
Florida	3,748,528	3	3.02	1,249,509	5.750	360	667	75.22
Oregon	3,716,540	3	3.00	1,238,847	5.588	360	692	76.21
Massachusetts	2,143,950	3	1.73	714,650	6.143	360	721	77.75
Missouri	2,075,218	4	1.67	518,804	6.144	360	738	76.89
New Jersey	1,998,192	1	1.61	1,998,192	6.500	359	741	57.14
New Hampshire	1,320,000	1	1.06	1,320,000	6.750	360	761	80.00
Indiana	1,260,000	1	1.02	1,260,000	5.625	360	713	75.00
Connecticut	1,237,500	1	1.00	1,237,500	5.500	360	746	75.00
Utah	1,199,747	2	0.97	599,874	5.646	359	719	69.05
Illinois	1,157,000	1	0.93	1,157,000	6.750	360	733	65.00
Alaska	606,196	1	0.49	606,196	6.000	360	751	80.00
North Carolina	485,000	1	0.39	485,000	6.000	360	723	77.60
New York	320,000	1	0.26	320,000	6.250	360	772	80.00
Tennessee	259,680	1	0.21	259,680	4.875	359	708	57.78
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Loan-to-Value Ratios

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
30.01 - 35.00	$649,305	1	0.52%	$649,305	5.625%	359	697	34.21%
45.01 - 50.00	2,923,030	3	2.36	974,343	5.564	359	779	49.47
50.01 - 55.00	4,399,030	5	3.55	879,806	5.799	360	773	52.62
55.01 - 60.00	10,137,332	11	8.17	921,576	5.775	360	731	57.43
60.01 - 65.00	11,020,781	12	8.88	918,398	5.699	359	744	62.69
65.01 - 70.00	20,120,401	14	16.22	1,437,172	5.690	360	746	68.13
70.01 - 75.00	52,064,654	34	41.97	1,531,313	5.443	360	731	73.29
75.01 - 80.00	22,739,549	23	18.33	988,676	5.771	360	728	79.04
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

MF Mortgage Loans

Mortgage Rates

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
4.000 - 4.499	$851,250	1	0.69%	$851,250	4.000%	360	641	75.00%
4.500 - 4.999	6,252,015	3	5.04	2,084,005	4.675	359	742	72.97
5.000 - 5.499	25,904,826	19	20.88	1,363,412	5.211	359	738	69.63
5.500 - 5.999	71,183,446	54	57.38	1,318,212	5.677	360	740	68.99
6.000 - 6.499	15,387,353	23	12.40	669,015	6.137	360	720	73.14
6.500 - 6.999	4,475,192	3	3.61	1,491,731	6.638	360	745	65.91
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Property Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Multi-Family Residence	$124,054,082	103	100.00%	$1,204,409	5.610%	360	736	69.77%
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Purpose

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Purchase	$95,192,030	75	76.73%	$1,269,227	5.593%	360	738	71.95%
Refinance - Cash Out	23,284,022	25	18.77	931,361	5.714	360	724	62.37
Refinance - Rate/Term	5,578,030	3	4.50	1,859,343	5.451	360	764	63.53
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Occupancy

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Investor	$124,054,082	103	100.00%	$1,204,409	5.610%	360	736	69.77%
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

MF Mortgage Loans

Range of Months Remaining to Scheduled Maturity

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
241 - 360	$124,054,082	103	100.00%	$1,204,409	5.610%	360	736	69.77%
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Collateral Grouped by Document Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Full Documentation	$123,302,482	102	99.39%	$1,208,848	5.605%	360	736	69.80%
Express No Documentation	751,600	1	0.61	751,600	6.375	360	777	65.36
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Collateral Grouped by FICO

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
621 - 640	$482,000	1	0.39%	$482,000	5.750%	360	638	58.42%
641 - 660	6,034,993	5	4.86	1,206,999	5.534	360	646	72.55
661 - 680	11,355,027	10	9.15	1,135,503	5.803	360	667	72.40
681 - 700	14,924,618	15	12.03	994,975	5.464	359	693	71.38
701 - 720	8,569,302	9	6.91	952,145	5.631	359	714	71.44
721 - 740	13,588,610	13	10.95	1,045,278	5.773	360	733	65.39
741 - 760	24,883,072	19	20.06	1,309,635	5.486	360	748	71.29
761 - 780	23,994,158	20	19.34	1,199,708	5.580	359	771	69.07
781 - 800	18,424,272	10	14.85	1,842,427	5.714	360	792	69.47
801 - 820	1,798,030	1	1.45	1,798,030	5.500	359	802	50.00
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Collateral Grouped by Prepayment Penalty Months

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
36 Months	$35,400,338	26	28.54%	$1,361,551	5.170%	359	729	70.90%
60 Months	73,737,966	66	59.44	1,117,242	5.739	360	737	69.09
84 Months	2,568,262	4	2.07	642,066	6.080	359	725	67.24
120 Months	12,347,516	7	9.95	1,763,931	5.999	359	759	71.15
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

MF Mortgage Loans

Collateral Grouped by Prepayment Penalty Type

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
3 Year -3/2/1	$35,400,338	26	28.54%	$1,361,551	5.170%	359	729	70.90%
5 Year-3/2/1/1/1	73,737,966	66	59.44	1,117,242	5.739	360	737	69.09
7 Year -3/3/2/2/1/1	2,568,262	4	2.07	642,066	6.080	359	725	67.24
10 Year-3/3/3/2/2/2/1/1/1/0	4,475,192	3	3.61	1,491,731	6.638	360	745	65.91
10 Year-5/4/3/2/1	7,872,324	4	6.35	1,968,081	5.636	359	767	74.12
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Range of Months to First Roll

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1 - 12	$7,103,265	4	5.73%	$1,775,816	4.594%	359	730	73.21%
13 - 18	1,626,198	1	1.31	1,626,198	5.000	354	768	60.33
19 - 24	9,275,160	4	7.48	2,318,790	5.100	360	738	74.89
25 - 31	482,000	1	0.39	482,000	5.750	360	638	58.42
32 - 49	16,913,715	16	13.63	1,057,107	5.451	359	723	69.12
56 - 79	73,737,966	66	59.44	1,117,242	5.739	360	737	69.09
80 +	14,915,778	11	12.02	1,355,980	6.013	359	753	70.47
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Range of Gross Margin

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1.500 - 1.749	$5,295,082	3	4.27%	$1,765,027	5.642%	359	751	71.26%
2.500 - 2.749	103,592,828	85	83.51	1,218,739	5.574	360	736	69.65
2.750 - 2.999	14,414,572	14	11.62	1,029,612	5.813	360	732	70.30
3.000 - 3.249	751,600	1	0.61	751,600	6.375	360	777	65.36
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Range of Lifetime Caps

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
10.000 - 10.499	$851,250	1	0.69%	$851,250	4.000%	360	641	75.00%
10.500 - 10.999	6,252,015	3	5.04	2,084,005	4.675	359	742	72.97
11.000 - 11.499	25,904,826	19	20.88	1,363,412	5.211	359	738	69.63
11.500 - 11.999	71,183,446	54	57.38	1,318,212	5.677	360	740	68.99
12.000 - 12.499	15,387,353	23	12.40	669,015	6.137	360	720	73.14
12.500 - 12.999	4,475,192	3	3.61	1,491,731	6.638	360	745	65.91
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

MF Mortgage Loans

Next Interest Adjustment Date

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
September 2005	$6,252,015	3	5.04%	$2,084,005	4.675%	359	742	72.97%
October 2005	851,250	1	0.69	851,250	4.000	360	641	75.00
October 2006	1,626,198	1	1.31	1,626,198	5.000	354	768	60.33
February 2007	553,753	1	0.45	553,753	5.375	358	702	75.00
March 2007	2,986,407	1	2.41	2,986,407	5.000	359	700	78.01
April 2007	5,735,000	2	4.62	2,867,500	5.125	360	762	73.26
May 2007	482,000	1	0.39	482,000	5.750	360	638	58.42
March 2008	8,688,715	11	7.00	789,883	5.360	359	717	69.55
April 2008	8,225,000	5	6.63	1,645,000	5.548	360	730	68.67
February 2010	499,747	1	0.40	499,747	5.500	358	663	75.00
March 2010	12,299,201	12	9.91	1,024,933	5.673	359	752	65.25
April 2010	53,685,014	45	43.28	1,193,000	5.749	360	740	69.41
May 2010	7,254,004	8	5.85	906,751	5.794	360	693	72.81
March 2012	1,966,062	3	1.58	655,354	6.066	359	708	63.40
April 2012	602,200	1	0.49	602,200	6.125	360	781	79.76
March 2015	9,170,516	4	7.39	2,292,629	5.816	359	762	71.13
April 2015	3,177,000	3	2.56	1,059,000	6.530	360	750	71.19
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Initial Fixed Period

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
Six Months	$7,103,265	4	5.73%	$1,775,816	4.594%	359	730	73.21%
Two Years	11,383,358	6	9.18	1,897,226	5.113	359	738	72.11
Three Years	16,913,715	16	13.63	1,057,107	5.451	359	723	69.12
Five Years	73,737,966	66	59.44	1,117,242	5.739	360	737	69.09
Seven Years	2,568,262	4	2.07	642,066	6.080	359	725	67.24
Ten Years	12,347,516	7	9.95	1,763,931	5.999	359	759	71.15
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Initial Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1.000	$8,260,265	5	6.66%	$1,652,053	4.896%	359	730	72.06%
3.000	113,216,575	97	91.26	1,167,181	5.661	360	736	69.37
5.000	2,577,242	1	2.08	2,577,242	5.625	359	800	80.00
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

MF Mortgage Loans

Subsequent Rate Cap

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1.000	$124,054,082	103	100.00%	$1,204,409	5.610%	360	736	69.77%
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Debt Service Coverage Ratios

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
1.04 - 1.08	$1,500,000	1	1.21%	$1,500,000	5.875%	360	737	68.18%
1.14 - 1.19	43,818,112	34	35.32	1,288,768	5.552	359	749	70.12
1.20 - 1.21	16,084,704	15	12.97	1,072,314	5.818	360	701	69.69
1.22 - 1.24	5,381,240	4	4.34	1,345,310	5.610	360	713	67.23
1.25 - 1.29	21,710,933	14	17.50	1,550,781	5.386	359	755	72.69
1.30 - 1.49	25,534,993	25	20.58	1,021,400	5.791	360	728	68.58
1.50 - 2.08	9,576,374	9	7.72	1,064,042	5.479	360	733	66.32
2.09 +	447,726	1	0.36	447,726	6.125	360	798	75.00
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

First Payment Date

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
November 2004	$1,626,198	1	1.31%	$1,626,198	5.000%	354	768	60.33%
March 2005	1,053,500	2	0.85	526,750	5.434	358	683	75.00
April 2005	41,362,916	34	33.34	1,216,556	5.458	359	739	69.46
May 2005	72,275,464	57	58.26	1,267,991	5.693	360	740	69.86
June 2005	7,736,004	9	6.24	859,556	5.792	360	690	71.91
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Current Occupancy Rates

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
80.00 - 84.99	$525,000	1	0.42%	$525,000	6.000%	360	775	50.00%
85.00 - 89.99	5,619,127	5	4.53	1,123,825	5.703	360	742	63.52
90.00 - 94.99	32,308,275	26	26.04	1,242,626	5.540	360	752	72.10
95.00 - 99.99	33,765,070	18	27.22	1,875,837	5.585	359	719	71.93
100.00 - 104.99	51,836,610	53	41.79	978,049	5.655	360	737	67.79
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT

MF Mortgage Loans

Number of Units

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
0 - 9	$8,514,967	17	6.86%	$500,880	5.922%	360	728	64.62%
10 - 14	20,630,582	25	16.63	825,223	5.580	359	750	66.45
15 - 24	30,161,544	30	24.31	1,005,385	5.654	360	731	67.87
25 - 49	35,211,962	21	28.38	1,676,760	5.654	360	732	73.08
50 +	29,535,027	10	23.81	2,953,503	5.442	360	741	71.57
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Year Built

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
< 1953	$9,757,902	14	7.87%	$696,993	5.966%	360	731	70.33%
1954 - 1970	57,817,346	52	46.61	1,111,872	5.640	359	730	69.12
1971 - 1975	10,342,047	5	8.34	2,068,409	5.562	360	766	70.47
1976 - 1980	8,655,683	6	6.98	1,442,614	5.548	360	716	71.84
1981 - 1985	16,173,911	12	13.04	1,347,826	5.430	360	734	70.04
1986 - 1990	15,182,114	7	12.24	2,168,873	5.542	360	767	68.76
1991 - 1995	4,472,579	5	3.61	894,516	5.535	359	725	73.99
1996 +	1,652,500	2	1.33	826,250	5.646	360	689	69.39
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**

Renovated

Description	Current Balance	# of Loans	% of Total	Average Balance	Gross WAC	Rem Term	FICO	Orig. LTV
No	$24,297,000	24	19.59%	$1,012,375	5.606%	359	738	72.06%
Yes	99,757,082	79	80.41	1,262,748	5.611	360	736	69.21
TOTAL	**$124,054,082**	**103**	**100.00%**	**$1,204,409**	**5.610%**	**360**	**736**	**69.77%**